

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

Steven B. Boehm
Sutherland Asbill & Brennan LLP
700 Sixth Street, NW
Washington, DC 20001   August 5, 2013

RE: Oxford Lane Capital Corp. ("Company")
       File Nos.: 333-189805; 811-22432

Dear Mr. Boehm:

On July 3, 2013, the Company, registered as a closed end management company under the Investment Company Act of 1940 ("1940 Act"), filed a registration statement on Form N-2 under the Securities Act of 1933 ("1933 Act") to register up to $250 million in aggregate offering price of the Company's common stock, preferred stock, subscription rights to purchase the Company's common stock, and debt securities, in a shelf offering pursuant to Rule 415 of the 1933 Act.

Pursuant to Release No. 33-6510, we performed a limited review of the registration statement. In a letter dated July 3, 2013, you represented that the disclosure is not materially different from the information presented in the Company's registration statement that was declared effective on October 10, 2012, other than with respect to updated financial statements and certain other information. We have reviewed the registration statement referenced above and have the following comments.

Prospectus

1. Summary—Distributions—The disclosure states that the Company may pay distributions that constitute a return of capital. Many investors may not fully understand a return of capital. Please clarify that shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not and that shareholders should not assume that the source of a distribution from the Company is net profit. In addition, please inform us whether the Company intends to report a distribution yield at any point prior to finalizing its tax figures. The Company should disclose the estimated portion of the distribution yield that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yields. In addition, please disclose that, while such distributions are not

taxable, they may result in higher capital gains taxes when the shares are eventually sold.

2. Fees and Expenses—In the "Incentive Fees" line item, please add a parenthetical "(20% of investment income and capital gains)". In addition, please revise footnote 5 to disclose that the Company will accrue (but not pay) a capital gains incentive fee with respect to its unrealized appreciation.

3. Risks Related to Our Investments—We may expose ourselves to risks if we engage in hedging transactions—Please explain in your response whether the hedging transactions are deemed to comprise a portion of the 30% basket of non-qualifying investments.

Accounting Comments

4. Section 10 (a) (3) of the 1933 Act states "when a prospectus is used more than nine months after the effective date of the registration statement, the information contained therein shall be as of a date not more than sixteen months prior to such use so far as such information is known to the user of such prospectus or can be furnished by such user without unreasonable effort or expense." The current prospectus on file includes financial statements as of March 31, 2012, and after July 31, 2013; they include stale financial statements. Represent to the staff that as of July 31, 2013, no shares will be sold until a new prospectus has been declared effective with updated financial statements.

5 The "Distributions" section of the prospectus on page 2 states "for accounting purposes the distributions declared on our common stock for the periods ended March 31, 2013, 2012, and 2011, were in excess of the reported earnings. However, as a RIC, earnings and distributions are determined on a tax basis. Furthermore, taxable earnings are determined according to tax regulations and differ from reported income for accounting purposes." The Financial Statements for the year ended March 31, 2013, show distributions from realized gains and distributions from net investment income. In your response discuss with the staff whether the disclosure in the prospectus is referencing a return of capital for book purposes and, if so, discuss why the amount is not disclosed in the financial statements as distributions in excess of income. In addition, please discuss with the staff whether the Company is in compliance with Rule 19a-1 under the 1940 Act and in your discussion please note whether the notifications are prepared on a book or tax basis.

6. Please add a note to the "Fees and Expenses" table if the ratios have been adjusted to assume proceeds from the offering.

7. In your response, inform the staff whether shareholders will bear the underwriting costs associated with the offering.

8. In your response, inform the staff of the accounting methodology utilized for offering costs and explain whether shareholders will bear the offering costs or if they will be absorbed by the adviser.

9. In your response, please provide a reconciliation of the ratio of expenses to average daily net assets included in the financial highlights to the total annual expenses disclosed in the "Fees and Expenses" table.

10. On page 41 of the prospectus under "Distribution", please identify the character of the distributions.

11. Please note that, if any of the cash balance disclosed in the Statement of Assets and Liabilities is restricted as to use, the cash balance should be separately stated.

13. Please note that, if any portion of the interest rate disclosed on the Schedule of Investments represents payment in kind (PIK) interest, the rate associated with PIK interest needs to be separately stated. Please note certain investments may have a PIK provision permitting the issuer to determine a range of PIK along with a minimum cash percentage to be paid. If the Company has an investment with this type of provision, the current cash and PIK rates should be disclosed on the Schedule of Investments along with the range or maximum amount of PIK permitted.

14. In the Notes to the Financial Statements, Note 2 "Cash and Cash Equivalents", states that the Company considers all highly liquid debt instruments with a maturity of three months or less at the time of purchase to be cash equivalents. Please note that short term investments must be disclosed in the Schedule of Investments and not be reflected as cash o cash equivalents.

15. In the Notes to the Financial Statements, Note 11 "Risk Disclosures", there is a discussion that the Company may co-invest with affiliates of the investment adviser. In your response, inform the staff whether the Company is currently co-investing with affiliates of the adviser and whether it has an exemptive order permitting it to do so.

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The staff may have additional comments on disclosure made in response to these comments, on information supplied supplementally, or on remaining exhibits. Please respond to the foregoing in a pre-effective amendment with changed material marked in conformity with rule 210 under Regulation S-T. The Company should provide a response to all comments.

Where no changes will be made in the filing in response to a comment made in this letter, please indicate this fact in your letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

(1) The Company is responsible for the accuracy and adequacy of the disclosure in the filing;
(2) Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

(3) The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please respond to this letter by filing a pre-effective amendment pursuant to Rule 472 under the 1933 Act. Please respond to all comments. Where no changes will be made in the filing in response to a comment, please inform us in a supplemental letter and state the basis for your position.

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6970.

Sincerely,

Mary A. Cole
Senior Counsel

Sheila Stout
Senior Staff Accountant